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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  TEXOIL, INC.
                       (Name of Subject Company (Issuer))

                             OEI ACQUISITION CORP.

                               OCEAN ENERGY, INC.
                                   (Offerors)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  882906-20-9
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                    Copy to:

                    ROBERT K. REEVES                                     MICHAEL E. DILLARD, P.C.
      EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL               AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
                   OCEAN ENERGY, INC.                                      1700 PACIFIC AVENUE
                1001 FANNIN, SUITE 1600                                         SUITE 4100
                  HOUSTON, TEXAS 77002                                     DALLAS, TEXAS 75201
                     (713) 265-6000                                           (214) 969-2800
  (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                             ---------------------
                           CALCULATION OF FILING FEE

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                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
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
                    $120,163,203.60                                              $24,032.64
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

 * Estimated for purposes of calculating the filing fee only. Calculated by adding (i) the product of $8.25, the per share tender offer price for all the outstanding shares of common stock, par value $.01 per share, of Texoil, Inc. (the "Common Shares"), multiplied by 8,023,900, the sum of the 6,724,939 currently outstanding Common Shares sought in the Offer, the 751,165 Common Shares issuable pursuant to outstanding stock options and the 547,796 Common Shares issuable upon exercise of outstanding warrants, and (ii) the product of $18.04, the per share tender offer price for all the outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share, of Texoil, Inc. (the "Preferred Shares"), multiplied by 2,991,465, the total number of outstanding Preferred Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by OEI Acquisition Corp. for such number of Shares.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid..................
     Form or Registration No. ...............
     Filing Party............................
     Date Filed..............................

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Tender Offer Statement on Schedule TO is filed by OEI Acquisition
Corp., a Nevada corporation ("Offeror") and a direct wholly-owned subsidiary of Ocean Energy, Inc., a Texas corporation ("Parent"). This Schedule TO relates to the offer by Offeror to purchase (i) all the outstanding shares of common stock, par value $.01 per share (the "Common Shares"), of Texoil, Inc., a Nevada corporation (the "Company"), at a purchase price of $8.25 per share, net to the seller in cash, without interest, and (ii) all the outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a purchase price of $18.04 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits
(a)(1)(ii) and (a)(i)(iii) (the "Letters of Transmittal," which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Texoil, Inc., a Nevada corporation. The address of its principal executive offices is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, and its telephone number at such address is
(281) 537-9920.

     (b) The information set forth in the section entitled "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)-(c) The information set forth in the Introduction, Section 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

     The names of the filing persons are Ocean Energy, Inc., a Texas corporation, and its wholly-owned subsidiary OEI Acquisition Corp., a Nevada corporation. Their principal executive offices are located at 1001 Fannin Street, Suite 1600, Houston, Texas 77002, and the telephone number at such address is (713) 265-6000.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," Sections 1, 2, 3, 4, 5, 12, 14 and 15 of the Offer to Purchase, and the Letters of Transmittal are incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the "Introduction" and in Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

                                        1
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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in Sections 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (b) There are no alternative financing arrangements or financing plans.

     (d) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth under "Introduction" and in Sections 9, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The financial statements of the Parent and the Offeror are not material and therefore have not been included because (i) the consideration offered to the stockholders of the Company consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) the Offer is for all outstanding Shares of the Company, and (iv) any Shares to be acquired in the Merger will be for the same cash consideration.

     (b) Pro forma financial information has not been included in this Schedule TO because the holders of Shares who do not tender their Shares in the Offer will receive the same cash consideration in the subsequent merger of Offeror with and into the Company.

ITEM 11. ADDITIONAL INFORMATION.

     (a)-(b) The information set forth in Sections 7, 13, and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(i)          -- Offer to Purchase, dated January 24, 2001.
     (a)(1)(ii)          -- Letter of Transmittal for Common Stock.
    (a)(1)(iii)          -- Letter of Transmittal for Series A Convertible Preferred
                            Stock.
     (a)(1)(iv)          -- Notice of Guaranteed Delivery for Common Stock.
      (a)(1)(v)          -- Notice of Guaranteed Delivery for Series A Convertible
                            Preferred Stock.
     (a)(1)(vi)          -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
    (a)(1)(vii)          -- Letter to Clients from Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
   (a)(1)(viii)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.

     (a)(1)(ix)          -- Text of Joint Press Release issued by the Company and
                            Parent on January 18, 2001.
      (a)(1)(x)          -- Form of summary advertisement.
         (a)(2)          -- Not applicable.
         (a)(3)          -- Not applicable.
         (a)(4)          -- Not applicable.
         (a)(5)          -- Not applicable.
            (b)          -- Revolving Credit Agreement, dated as of March 30, 1999, among the Company, Chase Bank of Texas, National
                            Association, The Chase Manhattan Bank, Bank of America
                            National Trust and Savings Association, Bank One Texas,
                            N.A., Societe Generale, Southwest Agency, the Bank of
                            Montreal, and the other Banks signatory thereto
                            (incorporated by reference to Exhibit 4.1 to Parent's
                            Form 10-Q for the period ended March 31, 1999).
         (d)(1)          -- Agreement and Plan of Merger, dated as of January 18,
                            2001, by and among the Company, the Parent and the
                            Offeror.
         (d)(2)          -- Tender and Voting Agreement, dated January 18, 2001, by and among the Parent, Purchaser and certain stockholders
                            of the Company.
         (d)(3)          -- Tender Agreement, dated January 18, 2001, by and among
                            the Parent, Purchaser and certain stockholders of the
                            Company.
         (d)(4)          -- Confidentiality Agreement, dated October 30, 2000,
                            between Parent and the Company.
         (d)(5)          -- Confidentiality Agreement, dated December 18, 2000,
                            between Parent and the Company.
            (g)          -- None.
            (h)          -- None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            OEI ACQUISITION CORP.

                                            By:    /s/ ROBERT K. REEVES
                                              ----------------------------------

                                            Name:        Robert K. Reeves
                                               ---------------------------------
                                            Title:   Executive Vice President,
                                                     General Counsel & Secretary
                                               ---------------------------------

Dated: January 24, 2001

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            OCEAN ENERGY, INC.

                                            By:    /s/ ROBERT K. REEVES
                                              ----------------------------------

                                            Name:        Robert K. Reeves
                                               ---------------------------------
                                            Title:   Executive Vice President,
                                                     General Counsel & Secretary
                                               ---------------------------------

Dated: January 24, 2001

                                        4
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                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
      (a)(1)(i)          -- Offer to Purchase, dated January 24, 2001.
     (a)(1)(ii)          -- Letter of Transmittal for Common Stock.
    (a)(1)(iii)          -- Letter of Transmittal for Series A Convertible Preferred
                            Stock.
     (a)(1)(iv)          -- Notice of Guaranteed Delivery for Common Stock.
      (a)(1)(v)          -- Notice of Guaranteed Delivery for Series A Convertible
                            Preferred Stock.
     (a)(1)(vi)          -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
    (a)(1)(vii)          -- Letter to Clients from Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
   (a)(1)(viii)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
     (a)(1)(ix)          -- Text of Joint Press Release issued by the Company and
                            Parent on January 18, 2001.
      (a)(1)(x)          -- Form of summary advertisement.
         (a)(2)          -- Not applicable.
         (a)(3)          -- Not applicable.
         (a)(4)          -- Not applicable.
         (a)(5)          -- Not applicable.
            (b)          -- Revolving Credit Agreement, dated as of March 30, 1999, among the Company, Chase Bank of Texas, National
                            Association, The Chase Manhattan Bank, Bank of America
                            National Trust and Savings Association, Bank One Texas,
                            N.A., Societe Generale, Southwest Agency, the Bank of
                            Montreal, and the other Banks signatory thereto
                            (incorporated by reference to Exhibit 4.1 to Parent's
                            Form 10-Q for the period ended March 31, 1999).
         (d)(1)          -- Agreement and Plan of Merger, dated as of January 18,
                            2001, by and among the Company, the Parent and the
                            Offeror.
         (d)(2)          -- Tender and Voting Agreement, dated January 18, 2001, by and among the Parent, Purchaser and certain stockholders
                            of the Company.
         (d)(3)          -- Tender Agreement, dated January 18, 2001, by and among
                            the Parent, Purchaser and certain stockholders of the
                            Company.
         (d)(4)          -- Confidentiality Agreement, dated October 30, 2000,
                            between Parent and the Company.
         (d)(5)          -- Confidentiality Agreement, dated December 18, 2000,
                            between Parent and the Company.
            (g)          -- None.
            (h)          -- None.